Exhibit (a)(5)(D)

SUPERIOR COURT OF GWINNETT COUNTY

STATE OF GEORGIA

JOSEPH L. GIACHERIO, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	Civil Action No.
v.	)
)
OFFICIAL PAYMENTS HOLDINGS INC.,	)
CHARLES W. BERGER, MORGAN P.	)
GUENTHER, JAMES C. HALE, ALEX P.	)
HART, DAVID A. POE, ZACHARY F.	)
SADEK, KATHERIN A. SCHIPPER	)
OLYMPIC ACQUISITION CORP. and ACI	)
WORLDWIDE INC.	)
Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Joseph L. Giacherio (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

I. NATURE OF THE ACTION

1. Plaintiff brings this class action on behalf of the public stockholders of Official Payments Holdings, Inc. (“Official Payments” or the “Company”) against Official Payments’ Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duty arising out of the Board’s attempt to sell the Company to ACI Worldwide Inc. and Olympic Acquisition Corp. (collectively, “ACI”) by means of an unfair process, for an unfair price pursuant to a materially misleading Recommendation Statement (defined below).

2. Official Payments, through its wholly owned subsidiary Official Payments Corporation, is a leading provider of electronic payment solutions in the United States, Puerto Rico and the District of Columbia.

3. On September 23, 2013, Official Payments entered into an agreement and plan of merger (“Merger Agreement”) in which ACI has commenced a tender offer (the “Tender Offer”) to acquire all of the Company’s issued and outstanding shares of common stock for $8.35 per share in a transaction valued at approximately $109 million. Compared to the closing price on the day prior to the merger announcement, this value represents a discount to the Company’s unaffected stock price.

4. The Tender Offer is set to expire at midnight on November 1, 2013.

5. In breach of its fiduciary duties, the Board conducted a flawed process designed to reach a deal with the first willing bidder, rather than the highest bidder. In this regard, the Board, in some instances, outright eliminated possible acquirors without first contacting them to determine possible interest, while in other instances, imposed unreasonable due diligence deadlines and other restrictions on parties and/or required to enter into confidentiality and standstill agreements that prevented them from making topping bids for the Company.

6. While the Board created a subcommittee consisting of purported independent directors (the “Development Committee”) to oversee the process, in reality, the Development Committee was a sham and was not independent at all. The committee did not retain its own independent legal or financial advisors and allowed conflicted Board members Zachary Sadek (“Sadek”), who beneficially owns 10.7% of the Company, and Alex P. Hart (“Hart”) Official Payments’ President and Chief Executive Officer (“CEO”), to participate in committee meetings discussing the process.

7. The Board then rushed into a deal with AIC, the first bidder to submit its final offer, for the inadequate merger price of $8.35 per share. As described in more detail below, given Official Payments’ strong financial performance, position in the market, growth, asset value and strong balance sheet, the consideration shareholders will receive in the Proposed Transaction is inadequate and undervalues the Company. Indeed, some analysts value the Company as high as $10.00 per share. Moreover, William Blair & Company LLC (“William Blair”), the Company’s own financial advisor, valued the Company as high as $12.07 per share.

8. To ensure no competing bidders emerge, defendants have agreed to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Merger Agreement, defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirors; (ii) a provision that provides AIC with three (3) business days to match any competing proposal in the event one is made; and (iii) a termination fee of $5.2 million, payable to ACI if the Company terminates the Merger Agreement in favor of a superior proposal.

9. ACI is also the beneficiary of a Top-Up Option, which allows ACI to acquire the shares needed to obtain 90% of the Company’s outstanding shares in the Tender Offer necessary to effect a short-form merger with no required shareholder vote on the transaction.

10. In addition, in connection with the Merger Agreement, ACI entered into a voting agreement (the “Voting Agreement”) with a fund affiliated with Parthenon Capital Partners (“Parthenon”), Official Payments’ second largest shareholder, which owns 10.7% of Official Payments’ outstanding common stock. Defendant Zachary Sadek is a principal of Parthenon and beneficially owns Parthenon’s 10.7% interest. Pursuant to the Voting Agreement, Parthenon has agreed to tender all of its shares in the Tender Offer and vote against any alternative acquisition proposals made by a third party.

11. AIC needs to obtain a majority of Official Payments’ outstanding shares in the Tender Offer (Minimum Condition). As a result of the Voting Agreement, AIC already has nearly 11% of the Company’s outstanding shares locked up in favor of the Proposed Transaction.

12. These deal protection provisions, termination fee and Voting Agreement, particularly when considered collectively, substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Official Payments.

13. On October 4, 2013, Official Payments filed a Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”) and disseminated it to the Company’s public shareholders in an attempt to convince shareholders to tender their shares in the tender offer. In contravention of the Board’s duty of candor and full disclosure, and in violation of Sections 14(d)(4) and 14(e) of the Exchange Act, the Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s shareholders concerning the financial and procedural fairness of the Proposed Transaction. Without such information, Official Payments shareholders will be forced to decide whether to tender their shares in the Tender Offer without all information necessary to make a fully informed decision.

14. If the Proposed Transaction closes, the Individual Defendants, collectively, will receive financial windfalls of more than $19 million from cashing in their stock, restricted stock, stock options and golden parachute payments.

15. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, due care and candor, and AIC has aided and abetted such breaches by Official Payments’ officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until Defendants cure their breaches of fiduciary duty.

II. JURISDICTION AND VENUE

16. This Court has jurisdiction over this action because Official Payments is a corporation headquartered in Georgia and because the improper conduct alleged in this Complaint occurred in and/or was directed at this State. Additionally, this Court has jurisdiction over each of the Defendants because they conducted business in, resided in, or were citizens of, Georgia and their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.

17. Venue is proper pursuant to the Constitution of Georgia, Art. VI, § 2, Para. III, VI, and IV and O.C.G.A. §§ 9-10-31, 9-10-93, and 14-2-510 because Official Payments maintains its principal office and its registered agent in Gwinnett County, and the Defendants’ wrongful acts arose or were substantially performed in this county.

18. This action arises under Delaware substantive law (which applies because Official Payments is incorporated in Delaware) and challenges the internal affairs or governance of Official Payments and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

III. PARTIES

19. Plaintiff is, and has been at all relevant times, the owner of shares of Official Payments common stock.

20. Defendant Official Payments is a corporation duly organized and existing under the laws of the State of Delaware. The Company maintains its principal executive offices at 3550 Engineering Drive, Suite 400, Norcross, GA 30092.

21. Defendant Charles W. Berger (“Berger”) has served as director of Official Payments since January 2002. Berger is a member of the Nominating and Governance Committee as well as a member of the Data Security Committee.

22. Defendant Morgan P. Guenther (“Guenther”) has served as a director of Official Payments since August 1999. Guenther is Chair of the Nominating and Governance Committee and a member of the Compensation Committee.

23. Defendant James C. Hale (“Hale”) is Chairman of the Board and has been a director since April 2011. Hale is also the Chair of the Audit Committee and a member of the Compensation Committee.

24. Defendant Alex P. Hart is President and CEO of the Company and has been a director since August 2010.

25. Defendant David A. Poe (“Poe”) is a director of the Board, a member of the Audit Committee, a member of the Nominating and Governance Committee and Chair of the Data Security Committee.

26. Defendant Zachary F. Sadek is director of the Board and is Chair of the Compensation Committee.

27. Defendant Katherine A. Schipper (“Schipper”) is a director of the Board of the Company, a member of the Audit Committee and a member of the Data Security Committee.

28. Defendants referenced in ¶¶ 21 through 27 are collectively referred to herein as the Individual Defendants and/or the Official Payments Board. The Individual Defendants as officers and/or directors of Official Payments, have a fiduciary relationship with Plaintiff and other public shareholders of Official Payments and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

29. Defendant ACI is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 3520 Kraft Road, Suite 3000, Naples, FL 34105. ACI develops, markets, installs, and supports a line of software products and services for facilitating electronic payments worldwide.

30. Defendant Merger Sub is a Delaware Corporation formed solely for the purpose of effectuating the Proposed Transaction. ACI owns 100% of the issued and outstanding capital stock of Merger Sub.

IV. THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

31. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Official Payments and owe them a duty of the highest good faith, fair dealing and loyalty.

32. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a breakup of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain a fair price for the corporation’s shareholders. To diligently comply with their fiduciary duties, the directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

33. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Official Payments, are obligated to refrain from:

(a) participating in any transaction where the directors or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

34. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Official Payments and AIC is aiding and abetting the Board’s breaches.

V. CLASS ACTION ALLEGATIONS

35. Plaintiff brings this action pursuant to O.C.G.A. §9-11-23 individually and on behalf of the shareholders of Official Payments common stock (the “Class”), who are being, and will continue to be harmed by Defendants’ actions described herein. Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

36. The Class is so numerous that joinder of all members is impracticable. According to the Company’s most recent Form 10-Q for the period ended June 30, 2013, filed with the U.S. Securities and Exchange Commission on August 6, 2013, as of July 31, 2013, Official Payments had 16,732,499 shares outstanding. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class.

37. Questions of law and fact are common to the Class, including, inter alia:

(i)	Whether the Individual Defendants breached their fiduciary duties of undivided loyalty or due care with respect to Plaintiff and other members of the Class in connection with the Proposed Transaction;

(ii)	Whether the Individual Defendants breached their fiduciary duty to secure and obtain a fair price for the Company in connection with the Proposed Transaction;

(iii)	Whether AIC aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(iv)	Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

38. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of Defendants’ wrongful conduct as alleged herein.

39. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff will fairly and adequately protect the interests of the Class and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

40. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

41. Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

42. Defendants have acted on grounds generally applicable to the Class, making appropriate final injunctive relief with respect to the Class as a whole.

VI. FURTHER SUBSTANTIVE ALLEGATIONS

A.	Company Background And Strong Financial Performance

43. Official Payments has been a leading provider of electronic payment solutions for over fifteen years. The Company partners with direct billers across the country including the IRS, 27 states, 350+ colleges and universities, 450+ utilities, 450+ courts and 4,600 municipalities in all 50 states. It processes over 8,500 types of payments and is the only company to enable electronic payments continuously for the IRS since 1999. Official Payments currently has over 3,000 customers representing access to over 100 million end users.

44. During the quarter ended December 31, 2011, the Company restructured and moved its principal executive offices from Reston, Virginia to Norcross, Georgia to reduce general and administrative costs and take advantage of the electronic payments industry employee resources in the Atlanta area.

45. During fiscal 2011 and fiscal 2012, Official Payments performed an $8.3 million infrastructure upgrade, in order to facilitate plans to consolidate the Company’s platforms. The platform consolidation, which is expected to be completed by the end of December 2013, is anticipated to result in significant operating efficiencies and enable Official Payments to develop and incorporate new features and functionality into its core product set.

46. On May 9, 2013, Official Payments issued a press release announcing its second quarter results from fiscal year 2013. Defendant Hart reported the Company’s “sixth consecutive quarter of positive Adjusted EBITDA” and stated that the Company is “particularly excited about the launch of the electronic bill delivery (e-Bill) and mobile payment apps for the iPad, iPhone, and Android phones and tablets, all of which will give consumers even more ways to utilize [the Company’s] services.” Hart continued:

On the operations front, our platform consolidation project continues to progress, and the infrastructure upgrade we completed last year yielded tremendous results during the recently completed tax season. We handed a peak volume of 460,000 transactions on April 15th without incident, a record number of transactions, but well below our peak capacity: as a result of the infrastructure upgrade, our system is capable of handling one million transactions in a 24 hour period.

The record IRS tax season bodes very well for our anticipated third quarter results and is cause for optimism for the remainder of FY13 and beyond[.]

47. Hart further boasted in the press release that “[t]he quality of this tax season, and our continued ability to handle significant increases in volume without incident, gives us confidence that we’re on the right track, technologically, operationally and financially.”

48. In a report dated May 13, 2013, Barrington Research (“Barrington”) found that the Company’s six consecutive quarter of positive operating results “validat[ed] management’s efforts at transforming the business[,]” and that “evidence continues to manifest itself that O[fficial Payments’] operational turnaround is being successfully orchestrated by management.”

49. Barrington further noted that the Company was “in the final stages of its successful turnaround efforts putting in place all of the pieces needed for the sustainment of long-term growth and the enhancement of shareholder value.”

50. A second Barrington report was issued on June 5, 2013, discussing the Company’s growth potential. Suggesting that the Company “is poised to enter a growth phase[,]” the report stated that “there remains a large and underpenetrated market for the company” and that:

The new e-Bill product represents a significant growth opportunity in terms of both new client development and cross-selling efforts to a client base totaling well over 3,000 entities and a registered user base of 3.4 million. O[fficial Payments] expects to begin to realize e-Bill revenues during FY/14.

51. Furthermore, the June 5 Barrington report wrote that “it look[s] for adjusted EBITDA margins to increase from 10% net revenue in FY/12 to over 26% in FY/14 trending north of 30% by FY/16[.]”

52. As of June 30, 2013, the Company had total assets of $104,062,000.

53. As a result of the Company’s cost-savings and infrastructure initiatives, and increased electronic functionality through services such as its recently launched eBill capabilities, Official Payments has been performing exceptionally well. Most recently, on August 6, 2013, Official Payments issued a press release announcing the Company’s financial results for the third quarter of 2013, reporting the Company’s seventh consecutive quarter of positive adjusted EBITDA. In the August 6 Press Release, the Company reported the following financial highlights:

•	Revenue from continuing operations of $45.8 million, an increase of $6.6 million as compared to the same quarter the previous year;

•	Payments solutions net revenue increased to $13.2 million from $11.8 million from the same quarter the year before;

•

Official Payments processed $3.2 billion of payment transactions in the third quarter of 2013 compared to $2.7 billion of payment transactions in the third quarter of 2012, with the average size of transaction processed increasing 19.3%;

•	Net income from continuing operations of $0.6 million, or $0.04 per share, compared to the prior year’s third quarter net of $0.6 million, or negative $0.03 per share; and

•	Adjusted EBITDA of $3.4 million for the third quarter of 2013 compared to $1.4 million in the same quarter of the prior year.

54. Touting the Company’s strong financial performance in the third quarter, defendant Hart was quoted in the August 6, 2013 press release as stating:

We’re pleased to report positive Adjusted EBITDA from continuing operations for our seventh consecutive quarter and positive earnings per share for the first time in several years. Our platform consolidation project remains on target to be substantially complete by the end of the calendar year. We expect significant savings from this project in terms of both improved operational efficiency and reduced capital expenditures for the next fiscal year. We’re confident that we’ve positioned ourselves for even better financial results in fiscal year 2014.

55. The day after this press release, Barrington issued a report, noting that:

Consolidation of O[fficial Payments’] three existing payment platforms should be completed by the end of calendar 2013. The single platform will drive greater operational efficiencies estimated at $2.5 million in FY/14 while also facilitating increased growth opportunities.

We believe the company continues to have room to rationalize its operating expense structures. We believe that a gross margin of close to 35% is attainable over a three- to five-year period versus FY/12 gross margin of 29.75% for the EPS business segment....

We have an OUTPERFORM investment rating on the shares and have raised our price target to $10 from $8.

56. Summarizing its key findings, the Barrington report stated that the Company’s new electronic bill presentment solution (e-bill) and mobile apps “remain key factors in driving growth[,]” and that strategies for growth include “increasing adoption within the existing client base, adding new clients through direct sales and tuck-in acquisitions[.]”

57. As a result of the Company’s strong financial performance, Official Payments’ stock price has more than doubled since the August 6 press release, closing at $8.69 per share on September 19, 2013, up from $3.94 per share on August 7, 2012.

58. Despite the Company’s successes and bright future, the Board entered into the Proposed Transaction with AIC for an inadequate price.

B.	The Board Ran A Flawed Process Designed To Enter Into A Transaction With The First Bidder, Rather Than The Highest Bidder, In Breach Of Its Fiduciary Duties

59. On January 30, 2013, the Board began considering strategic alternatives for the Company. In an effort to secure a quick transaction and cash out their shares of Official Payment stock, the Board brushed aside other potential strategic alternatives without giving them due consideration. While the Board contacted parties that purportedly might be interested in a possible acquisition of Official Payments, as described further below, it failed to ensure an impartial process free from bias and conflicts.

60. On February 7, 2013, the Board formed a supposedly independent board committee (the “Development Committee”), consisting of defendants James Hale, Morgan Guenther and Charles Berger, to purportedly oversee the process and “lead the exploration and review of strategic alternatives.” The Development Committee, however, was a sham created to deceivingly portray impartiality. In reality, the Development Committee was not independent at all. Rather, it included in its regular meetings conflicted Board members Hart and Sadek, who stand to receive lucrative financial windfalls if the Proposed Transaction is consummated; did not have any authority or responsibilities to oversee the process; and did not retain its own independent financial and legal advisors.

61. Tellingly, despite the fact that defendant Sadek was employed by Parthenon, the Company’s second largest shareholder, the Development Committee allowed Sadek to attend and participate in its meetings at which the Company’s strategic process was discussed. In deciding to permit Sadek to participate in the process, the Development Committee and the Board merely accepted Sadek’s representation that Parthenon did not intend to acquire the Company, without even investigating whether Parthenon would be interested in a possible transaction or may be able to offer a higher price for the Company. The Board then prematurely foreclosed any possible transaction with Parthenon by entering into a standstill agreement with Parthenon in exchange for allowing Sadek to participate in these meetings. Thus, the Board utterly failed to inform itself of what could have been a viable acquisition alternative.

62. After preempting any transaction with Parthenon, the Board then conducted a flawed process, which inexplicably eliminated potential acquirors from the process. Thus, while creating the facade that the Board was conducting a fulsome process, in reality, the process was limited and designed to steer a transaction to the first willing bidder.

63. On March 5, 2013, the Development Committee discussed three potential acquisition targets but, for reasons unknown, decided not to pursue an acquisition strategy with any of them.

64. With respect to the parties it did contact, the Board prevented them from making topping offers to acquire the Company through the implementation of confidentiality and standstill agreements. Of the potential acquirors purportedly contacted by the Company’s financial advisor, William Blair, certain acquirors, but not others, were required to enter into confidentiality and standstill agreements with the Company. The majority of the confidentiality and standstill agreements contained a standstill provision preventing the potential bidder from offering to purchase shares for two years. The confidentiality agreements also contained a provision stating that the potential bidder was not permitted to ask for a waiver of the standstill (a “no-ask, no-waiver” provision). These agreements unfairly prevented potential acquirors from making competing bids to the Company. It is not clear from the Recommendation Statement why, and on what basis, the Board cherry-picked which parties would be required to enter into these anti-competitive standstill agreements.

65. On June 27, 2013, William Blair received non-binding preliminary indications of interest from 15 parties, including ACI, ranging from a transaction price of $6.22 to $9.65 per share.

66. On August 13, 2013, a financial sponsor (“Financial Buyer A”) submitted a definitive written proposal to acquire the Company at $8.50 per share. Official Payments then insisted that Financial Buyer A rush through its due diligence in order to make its final offer, forcing Financial Buyer A to rescind its proposal later that same day.

67. On September 9, 2013, ACI submitted its final offer to acquire the Company for $8.35 per share.

68. Tellingly, the Board did not contact Financial Buyer A to determine whether it would be interested in submitting a bid higher than ACI’s $8.35.

69. Rather than allowing other bidders ample time to complete their due diligence, the Board agreed to enter into a transaction with the first willing buyer, despite earlier preliminary bids higher than the Proposed Transaction price.

70. On September 21, 2013, the Board approved the terms of the Proposed Transaction for $8.35 per share with ACI.

C.	The Proposed Transaction is Unfair And Undervalues The Company

71. In a press release dated September 23, 2013, Official Payments and ACI announced that they had entered into a definitive agreement pursuant to which ACI will acquire Official Payments in an all cash transaction for $8.35 per share in a transaction valued at approximately $109 million. ACI thereafter commenced a cash tender offer to purchase all outstanding shares of common stock of Official Payments. The Tender Offer is set to expire at midnight on November 1, 2013.

72. Given the Company’s size, financial performance, position for growth and the success it has had, the Proposed Transaction consideration is inadequate and significantly undervalues the Company. Indeed, as a result of Official Payments’ recent strong financial performance, the Company’s stock price has more than doubled from $3.94 per share on August 7, 2012 to $8.69 per share on September 19, 2013.

73. Despite Official Payments strong growth and financial performance, the Board agreed to sell the Company for the inadequate merger price of $8.35 per share.

74. William Blair, the Company’s own financial advisor, determined an implied price per share for the Company in its Discounted Cash Flow Analyses as high as $12.07 per share. Moreover, at least one analyst valued the Company at $10.00 per share just before the Proposed Transaction was announced.

75. In order to reach the Board’s desired conclusion that the $8.35 per share price was fair, William Blair also overlooked Official Payments’ abnormally low multiples in comparison to the multiples observed in its Selected Public Companies Analysis to value the Company. For example, in its Selected Public Companies Analysis, William Blair endorsed the 2.5lx EV / LTM Net Revenue multiple implied by the Offer for the Company, which was significantly below the median multiple of 3.10x observed among OPAY’s public peers. Moreover, the $8.35 proposed merger consideration is well below the Company’s 52-week high share price of $8.74.

76. The Proposed Transaction is, however, highly beneficial to AIC, who will gain from exploiting Official Payments’ robust payment solutions business, while Official Payments shareholders will receive an unfair price for their shares. Indeed, as Philip Heasley, Official Payments’ President and CEO, stated in the press release announcing the merger:

The acquisition will further extend ACI’s leadership in the fast-growing EBPP space, expanding our portfolio across key sectors including federal, state and local governments, municipal utilities, higher education institutions and charitable giving organizations. The acquisition also reaffirms our customer model and supports our corporate Universal Payments strategy of providing a complete set of end-to-end payment services, all enabled by our Universal Payments Platform.

77. The transaction is expected to be accretive to full year earnings in 2014.

78. As demonstrated above, the Board has failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to AIC. Accordingly, the Proposed Transaction consideration is inadequate and grossly undervalues the Company.

D.	Official Payments’ Officers and Directors Stand To Receive Special Benefits From The Proposed Transactions That The Company’s Public Shareholders Will Not Receive

79. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interest through the Proposed Transaction at the expense of Official Payments’ public shareholders.

80. Each of the directors holds stock options and restricted stock awards that, upon consummation of the Proposed Transaction, will no longer be subject to the restrictions and will be automatically vested and converted to cash allowing the directors to receive material financial benefits from converting their stock options. The lucrative payments to be received by the Company’s officers and directors are detailed in the excerpt from the Recommendation Statement below:

		Number	Number		Consideration	Consideration
		of Shares	of Shares		Payable in	Payable in	Number	Consideration
		Subject	Subject	Exercise	Respect of	Respect of	of	Payable in
		to	to	Price	Vested	Unvested	Shares of	Respect of
		Vested	Unvested	Per	Stock	Stock	Company	Company
Name	Position	Options	Options	Share	Options	Options	RSUs	RSUs	Total
Alex P. Hart	Director and President and CEO	354,166	245,834	$3.47–$5.22	$1,238,081	$878,919	—	—	$2,117,000
Charles W. Berger	Director	120,000	—	$5.95–$9.77	$116,800	—	9,000	$75,150	$191,950
Morgan P. Guenther	Director	120,000	—	$5.95–$9.77	$116,800	—	9,000	$75,150	$191,950
James C. Hale	Chairman of the Board of Directors	—	—	NA			9,000	$75,150	$75,150
David A. Poe	Director	6,688	—	$7.06	$8,602	—	9,000	$75,150	$83,752
Zachary F. Sadek	Director	—	—	NA			9,000	$75,150	$75,150
Katharine A. Schipper	Director	—	—	NA			9,000	$75,150	$75,150
Jeffrey W. Hodges	SVP and CFO	152,083	172,917	$3.47–$5.22	$573,415	$625,085	—	—	$1,198,500
Sandip Mohapatra	STO and SVP	109,791	145,209	$3.47–$5.72	$343,697	$458,203	—	—	$801,900
Atul Garg	SVP, Corporate Development	111,458	113,542	$3.47–$5.71	$319,915	$$330,085	—	—	$650,000
Keith Omsberg	VP, General Counsel and Secretary	133,208	57,792	$3.47–$10.20	$256,673	$207,497	—	—	$464,170
Total									$5,924,672

81. In addition, each of the Individual Defendants stands to cash out of their existing holdings to receive financial windfalls. As demonstrated below, the Individual Defendants collectively stand to cash out on 1,859,671 shares worth approximately $15.5 million:

Name	Position	Number of Shares	Consideration Payable in Respect of Shares
Alex P. Hart	Director and President and CEO	—	—
Charles W. Berger	Director	15,100	$126,085
Morgan P. Guenther	Director	16,250	$135,687
James C. Hale	Chairman of the Board of Directors	14,000	$116,900
David A. Poe	Director	15,000	$125,250
Zachary F. Sadek(l)	Director	1,799,321	$15,024,330
Katharine A. Schipper	Director	—	—

82. Furthermore, pursuant to an employment contract with the Company, defendant Hart stands to receive a total benefit of $780,936 upon a change of control of Official Payments.

83. Thus, while the Proposed Transaction is not in the best interest of Official Payments shareholders, it will produce lucrative benefits for the Company’s officers and directors that are not being equally shared by the Company’s minority public stockholders.

E.	The Board Agreed To Lock Up The Deal With Preclusive Deal Protection Devices That Prevented Other Bidders From Making Topping Offers

84. The Proposed Transaction is also unfair because, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

85. By way of example, §7.3(a) of the Merger Agreement includes a no solicitation provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by AIC. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors.

86. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be AIC. Pursuant to §7.3(b) of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify AIC of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, AIC is granted three (3) business days to amend the terms of the Merger Agreement to make a counter-offer that only needs to be at least as favorable to the Company’s shareholders as the unsolicited offer. AIC is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.

87. In other words, the Merger Agreement gives AIC access to any rival bidder’s information and allows AIC a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for AIC because the Merger Agreement unfairly assures that any “auction” will favor AIC and piggy-back upon the due diligence of the foreclosed second bidder.

88. Official Payments and AIC have also agreed upon a Termination Fee, whereby if Official Payments terminates the Proposed Transaction in favor of a superior proposal or other change of control transaction, the Company shall pay AIC a termination fee of $5,200,000.

89. In addition, ACI and Merger Sub entered into the Voting Agreement with Parthenon, which owned 10.7% of all outstanding shares of common stock of Official Payments as of May 6, 2013, whereby Parthenon will tender shares beneficially owned by it in the Tender Offer, will vote against any alternative acquisition proposals made by a third party and will vote against any action or agreement that would result in a breach in any respect by Official Payments under the Merger Agreement.

90. The Company also granted ACI a “Top-Up” option that ensures that ACI gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if ACI receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event ACI fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants ACI an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

91. Ultimately, these preclusive deal protection provisions, Termination Fees, and Voting Agreements illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

92. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

F.	Official Payments’ Materially Misleading Recommendation Statement

93. On October 4, 2013, the Company filed its Recommendation Statement with the SEC and disseminated it to the Company’s public shareholders in an attempt to convince shareholders to tender their shares in the tender offer. The Recommendation Statement failed to provide the Company’s shareholders with material information and/or provided them with materially misleading information critical to the total mix of information available to the Company’s shareholders concerning the financial and procedural fairness of the Proposed Transaction, in contravention of the Board’s duty of candor and full disclosure in violation of Sections 14(d)(4) and 14(e) of the Exchange Act.

94. Without such information, Official Payments shareholders will be forced to decide whether to tender their shares in the tender offer and whether to seek appraisal without all information necessary to make a fully informed decision.

1.	Materially Misleading Statements/Omissions Regarding Management’s Financial Forecasts

95. Page 36 of the Recommendation discloses certain of management’s financial projections for the Company. Defendants, however, failed to disclose in the Recommendation Statement several critical projections provided to William Blair that William Blair relied upon in its financial analyses supporting its fairness opinion necessary for Official Payments shareholders to make an informed decision on whether to tender their shares in the tender offer, including:

a.	The free cash flow projections that William Blair used in its Discounted Cash Flow Analysis;

b.	The components from managements projections needed to calculate future cash flows;

c.	The assumptions (if any) made by William Blair to estimate the future cash flows;

d.	Official Payments’ Net Operating Loss (“NOL”) balances;

e.	Official Payments’ NOL utilization;

f.	The estimated value of the synergies in the Proposed Transaction; and

g.	The financial projections provided by management and relied upon by William Blair for determining depreciation and amortization, taxes, capital expenditures, changes in net working capital, stock-based compensation expense, unlevered free cash flow, and NOL usage.

96. It is well-settled that management’s financial projections are the lifeblood of the Company and are crucial to providing shareholders with management’s inside view of the Company’s value and future prospects. Thus, this information is necessary for making an informed decision about whether to vote in favor of the Proposed Transaction and, thus, must be disclosed.

2.	Materially Incomplete and Misleading Disclosures Concerning William Blair’s Financial Analyses and Potential Conflicts of Interest

97. The Recommendation Statement discloses certain information regarding William Blair’s financial analyses used to support its fairness opinion on pages 24-31. These disclosures concerning William Blair’s financial analyses were materially incomplete and misleading in a number of respects. Specifically, Defendants failed to disclose in the Recommendation Statement:

a.	With respect to the Selected Public Company Analysis on pages 26-27 of the Recommendation Statement: (i) the objective selection criteria used by William Blair to select the sample of public companies; (ii) the company-by-company pricing multiples; (iii) any other pricing multiples examined by William Blair; (iv) whether the comparables’ multiples were adjusted to exclude settlement cash; and (v) whether William Blair estimated Official Payments value per share based on the Selected Public Company Analysis;

b.	With respect to the Selected Precedent Transactions Analysis on pages 27-28 of the Recommendation Statement: (i) the objective selection criteria used by William Blair to select the sample of precedent transactions; (ii) the transaction-by-transaction pricing multiples; (iii) whether any other multiples were examined by William Blair; and (iv) whether William Blair estimated Official Payments’ value per share based on the Precedent Transactions Analysis;

c.	With respect to the Discounted Cash Flow Analysis on page 28; (i) the weighted average cost of capital (“WACC”) assumptions; (ii) the assumptions used to estimate the present value of NOLs; (iii) whether the present value of NOLs were considered in the Selected Public Company Analysis or the Selected Precedent Transactions Analysis and, if they were considered, how much, or the reason for not considering them if that was the case; (iv) the basis for the perpetuity growth rates; (v) the basis for selecting the discount rates; (vi) the basis for selecting the exit multiple of adjusted EBITDA; (vii) the definition of free cash flow used by William Blair; and (viii) how stock-based compensation was treated in the analyses.

d.	With respect to the Leveraged Acquisition Analysis on page 29: (i) the identity, quantity and source of the assumptions regarding financing on “customary market terms,”; (ii) the assumptions used to estimate the present value of the NOLs; (iii) the reason(s) the present value of the NOLs differ from that used in the Discounted Cash Flow Analysis; and (iv) the assumed cost of debt; and

e.	William Blair’s services and fees paid to Official Payments and ACI, respectively, during the past two years.

98. Furthermore, the Discounted Cash Flow Analysis on page 28 inaccurately asserts that William Blair’s selected range of terminal multiples approximates the median observed among public companies and needs to be corrected.

99. These material facts that were used by William Blair in its financial analyses supporting its Fairness Opinion presented to the Board, as well as information concerning William Blair’s potential conflicts of interest, are critical to Official Payments’ shareholders’ ability to assess the credibility of William Blair’s analyses upon which the Board relied in recommending the Proposed Transaction and were necessary to provide shareholders with a fair summary of William Blair’s analyses and work.

3.	Materially Incomplete and Misleading Disclosures Concerning the Flawed Process

100. The Recommendation Statement also failed to disclose the following material information concerning the sales process discussed on pages 12-20:

a.	The specific authority given to the Development Committee, whether the committee considered hiring its own legal and financial advisors and the basis for not doing so;

b.	The reason Philip G. Heasley did not stand for re-election at the 2013 stockholders meeting;

c.	Who derived the initial list of seven potential acquisition targets on February 21, 2013 and what the basis was for their selection;

d.	Whether the financial projections referred to on page 13 are the same projections that were provided to William Blair and used in William Blair’s analyses and, if not, why and what adjustments were made;

e.	Whether any of the 16 possible acquisition targets identified by William Blair were in common with the 13 potential acquisition targets identified by Alex Hart at the February 28, 2013 meeting and what the basis and selection criteria were for these targets;

f.	The basis for the Development Committee’s decision not to pursue an acquisition strategy with the 3 potential candidates discussed on March 5, 2013, who the candidates were and how the Company initially selected them;

g.	Why the Company selected William Blair as its financial advisor over the other two firms that were considered;

h.	The valuation conclusions William Blair reached in its February, 21, 2013 analysis;

i.	Why the Company determined that Parthenon did not have an interest in acquiring the Company or was not a viable alternative;

j.	Why only the majority, rather than all, of the agreements contained provisions prohibiting the bidder from offering to purchase shares for two years without board approval, whether any of the standstill provisions were ultimately waived or expired and, if not waived, the reason for not doing so;

k.	The identity of the 15 parties submitting indications of interest on June 27, 2013 and the identity and criteria for selecting 9 out of the 15 parties;

l.	The dates and reasons concerning why each potential acquirer declined to continue in the process; and

m.	The closing price of Official Payments as of each date that the Company received a bid, including August 13, 15, 17 and 30, and September 9, 2013.

101. The above material disclosures are necessary for Official Payments’ shareholders to assess the credibility of the Board’s deliberations and the process conducted in connection with the sale of the Company to AIC.

CLAIMS FOR RELIEF

COUNT 1

Breach of Fiduciary Duties

(Against all Individual Defendants)

102. Plaintiff repeats all previous allegations as if set forth in full herein.

103. As demonstrated by the allegations above, the Individual Defendants are knowingly or recklessly failing to exercise the care required, and are breaching their duties of loyalty, good faith, and independence owed to shareholders of Official Payments, because, inter alia:

(a) They are taking steps to avoid competitive bidding, to cap the price of Official Payments common stock, and to give AIC an unfair advantage by, among other things, failing to adequately solicit other potential acquirers or alternative transactions;

(b) They have failed to engage in a sales process that will result in a fair price for the Company;

(c) They have undervalued the Company’s common stock by ignoring the full value of its assets and future prospects;

(d) The Proposed Transaction does not reflect the true financial position of the Company; and

(e) The Company’s intrinsic value, giving due consideration to its assets, its growth and profitability, and the underlying strength of its business, are significantly greater than the deal terms.

104. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting the Company’s shareholders.

105. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

106. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Official Payments’ assets and will be prevented from benefiting from a fair transaction.

107. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

108. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Merger Sub and AIC)

109. Plaintiff repeats all previous allegations as if set forth in full herein.

110. As alleged in more detail above, Defendant AIC has aided and abetted the Individual Defendants’ breaches of fiduciary duties.

111. As a result, Plaintiff and the Class members are being harmed.

112. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) Declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B) Enjoining, preliminarily and permanently, the Proposed Transaction;

(C) In the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Respectfully submitted this 14th day of October, 2013.

LAW OFFICES OF DAVID A. BAIN, LLC

By:	/s/ David A. Bain
David A. Bain Georgia Bar No. 032449 1050 Promenade II 1230 Peachtree Street, NE Atlanta, Georgia 30309 Tel: (404)724-9990 Fax: (404)724-9986 dbain@bain-law.com

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP

Shannon L. Hopkins

Stephanie Bartone

30 Broad Street, 24th Floor

New York, NY 10004

(212) 363-7500

VERIFICATION

I, Joseph L. Giacherio, being duly sworn, depose and state as follows:

1. I have reviewed the Complaint dated October 8, 2013 and know the contents thereof.

2. I am informed and believe the matters therein arc true and on that ground allege that the matters stated therein are true.

/s/ Joseph L. Giacherio

Sworn and subscribed

before me this 11th

day of October    , 2013.

/s/ Maria Ulaj
Notary Public